Sun Life Reports Second Quarter 2024 Results
Sun Life Financial Inc. ("SLF Inc."), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Canada, United States ("U.S."), Asset Management, Asia, and Corporate. The information in this document is based on the unaudited interim financial results of SLF Inc. for the period ended June 30, 2024 and should be read in conjunction with the interim management's discussion and analysis ("MD&A") and our unaudited interim consolidated financial statements and accompanying notes ("Interim Consolidated Financial Statements") for the period ended June 30, 2024, prepared in accordance with International Financial Reporting Standards ("IFRS"). We report certain financial information using non-IFRS financial measures. For more details, refer to the Non-IFRS Financial Measures section in this document. Additional information relating to SLF Inc. is available on www.sunlife.com under Investors – Financial results and reports, on the SEDAR+ website at www.sedarplus.ca, and on the U.S. Securities and Exchange Commission's website at www.sec.gov. Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS. Unless otherwise noted, all amounts are in Canadian dollars. Amounts in this document may be impacted by rounding. Certain 2023 results in the Drivers of Earnings and Contractual Service Margin ("CSM") Movement Analysis were refined to more accurately reflect how the business is managed.

TORONTO, ON - (August 12, 2024) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced its results for the second quarter ended
June 30, 2024.
•Underlying net income(1) of $1,000 million increased $80 million or 9% from Q2'23; underlying return on equity ("ROE")(1) was 18.1%.
◦Wealth & asset management underlying net income(1): $455 million, up $36 million or 9%.
◦Group - Health & Protection underlying net income(1): $305 million, down $55 million or 15%.
◦Individual - Protection underlying net income(1): $347 million, up $82 million or 31%.
◦Corporate expenses & other(1): $(107) million net loss, improved $17 million or 14%.
•Reported net income of $646 million decreased $14 million or 2% from Q2'23; reported ROE(1) was 11.7%.
•Assets under management ("AUM")(1) of $1,465 billion increased $98 billion or 7% from Q2'23.

“Sun Life had a strong quarter with a record $1 billion in underlying net income,” said Kevin Strain, President and CEO of Sun Life. “These results reflect continued solid growth in Canada and Asia. The U.S. also saw favourable experience in Group Benefits, partially offset by residual headwinds in Dental. Our wealth and asset management businesses delivered good momentum with higher earnings on increased assets under management, and we expect to actively continue share buybacks in the third quarter. These outcomes underscore the strength of our diversified businesses, our Client Impact Strategy and our commitment to drive long-term value."

Financial and Operational Highlights

	Quarterly results		Year-to-date
Profitability	Q2'24	Q2'23	2024	2023
Underlying net income ($ millions)(1)	1,000	920	1,875	1,815
Reported net income - Common shareholders ($ millions)	646	660	1,464	1,466
Underlying EPS ($)(1)(2)	1.72	1.57	3.22	3.09
Reported EPS ($)(2)	1.11	1.12	2.51	2.49
Underlying ROE(1)	18.1%	17.7%	17.1%	17.5%
Reported ROE(1)	11.7%	12.7%	13.4%	14.2%

Growth	Q2'24	Q2'23	2024	2023
Wealth sales & asset management gross flows ($ millions)(1)	46,262	42,397	93,160	88,746
Group - Health & Protection sales ($ millions)(1)(3)	494	600	1,022	1,109
Individual - Protection sales ($ millions)(1)	753	604	1,510	1,115
Assets under management ("AUM") ($ billions)(1)	1,465	1,367	1,465	1,367
New business Contractual Service Margin ("CSM") ($ millions)(1)	437	270	784	502

Financial Strength	Q2'24	Q2'23
LICAT ratios (at period end)(4)
Sun Life Financial Inc.	150%	148%
Sun Life Assurance(5)	142%	139%
Financial leverage ratio (at period end)(1)(6)	22.6%	23.3%

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the Q2'24 MD&A.
(2)All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated.
(3)Prior period amounts related to U.S. Dental sales have been restated to reflect new information.
(4)Life Insurance Capital Adequacy Test ("LICAT") ratio. Our LICAT ratios are calculated in accordance with the OSFI-mandated guideline, Life Insurance Capital Adequacy Test.
(5)Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.'s principal operating life insurance subsidiary.
(6)The calculation for the financial leverage ratio includes the CSM balance (net of taxes) in the denominator. The CSM (net of taxes) was $9.6 billion as at June 30, 2024 (June 30, 2023 - $9.1 billion).
            EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Second Quarter 2024    1

Financial and Operational Highlights - Quarterly Comparison (Q2'24 vs. Q2'23)

($ millions)	Q2'24
Underlying net income by business type(1)(2):	Sun Life	Asset Management	Canada	U.S.	Asia	Corporate
Wealth & asset management	455	307	130	—	18	—
Group - Health & Protection	305	—	152	153	—	—
Individual - Protection	347	—	120	51	176	—
Corporate expenses & other	(107)	—	—	—	(15)	(92)
Underlying net income(1)	1,000	307	402	204	179	(92)
Reported net income - Common shareholders	646	274	292	127	151	(198)
Change in underlying net income (% year-over-year)	9%	4%	8%	(5)%	19%	nm(3)
Change in reported net income (% year-over-year)	(2)%	10%	39%	(27)%	24%	nm(3)
Wealth sales & asset management gross flows(1)	46,262	38,882	5,372	—	2,008	—
Group - Health & Protection sales(1)	494	—	143	332	19	—
Individual - Protection sales(1)	753	—	167	—	586	—
Change in wealth sales & asset management gross flows (% year-over-year)	9%	3%	72%	—	24%	—
Change in group sales (% year-over-year)	(18)%	—	(7)%	(22)%	nm(3)	—
Change in individual sales (% year-over-year)	25%	—	8%	—	30%	—

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the Q2'24 MD&A.
(2)For more information about the business types in Sun Life's business groups, see section A - How We Report Our Results in the Q2'24 MD&A.
(3)Not meaningful.

Underlying net income(1) of $1,000 million increased $80 million or 9% from prior year, driven by:
•Wealth & asset management(1) up $36 million: Higher fee income in Asset Management, Canada, and Asia, partially offset by higher expenses in Asset Management.
•Group - Health & Protection(1)(2) down $55 million: Lower results in U.S. Dental primarily reflecting the impact of Medicaid redeterminations and related claims following the end of the Public Health Emergency, less favourable morbidity experience in Canada, and unfavourable morbidity experience in U.S. medical stop-loss, partially offset by strong business growth in U.S. Group Benefits and Canada.
•Individual - Protection(1)(2) up $82 million: Business growth in Asia and Canada, and favourable mortality experience in Canada and the U.S.
•Corporate expenses & other(1) $17 million decrease in net loss driven by lower operating expenses and financing costs.

Reported net income of $646 million decreased $14 million or 2% from prior year, reflecting:
•Financial discipline remains core to our Client Impact Strategy and business. In Q2'24, we recorded a restructuring charge of
$138 million (post-tax $108 million) reflecting actions taken to improve productivity and drive earnings growth at the higher-end of our Medium-Term Financial Objectives. We expect these actions to result in annual savings of approximately $200 million (pre-tax) by 2026. The restructuring charge is offset by;
•The increase in underlying net income; and
•Market-related impacts primarily reflecting interest rates and real estate investments(3).

Underlying ROE was 18.1% and reported ROE was 11.7% (Q2'23 - 17.7% and 12.7%, respectively). SLF Inc. ended the quarter with a LICAT ratio of 150%.

(1)Refer to section C - Profitability in the Q2'24 MD&A for more information on notable items attributable to reported and underlying net income items and the Non-IFRS Financial Measures in this document for a reconciliation between reported net income and underlying net income. For more information about the business types in Sun Life's operating segments/business groups, see section A - How We Report Our Results in the
Q2'24 MD&A.
(2)Effective Q1'24, reflects a refinement in the allocation methodology for expenses from Individual - Protection to Group - Health & Protection business types in the U.S. business group.
(3)Real estate investments comprises real estate experience and changes in fair value of real estate investments held in surplus. Real estate experience reflects the difference between the actual value of real estate investments compared to management's longer-term expected returns supporting insurance contract liabilities ("real estate experience").
2    Sun Life Financial Inc.     Second Quarter 2024        EARNINGS NEWS RELEASE

Business Group Highlights

Asset Management: A global leader in both public and alternative asset classes through MFS and SLC Management
Asset Management underlying net income of $307 million increased $11 million or 4% from prior year, driven by:
•MFS(1) up $13 million (up US$7 million): Higher fee income from higher average net assets ("ANA") partially offset by higher expenses. The MFS pre-tax net operating profit margin(2) was 36.5% for Q2'24, compared to 36.6% in the prior year.
•SLC Management down $2 million: Higher fee-related earnings offset by lower net seed investment income. Fee-related earnings(2) increased 5% driven by higher AUM, reflecting deployment across the platform, partially offset by higher expenses. Fee-related earnings margin(2) was 24.0% for Q2'24, compared to 24.1% in the prior year.

Reported net income of $274 million increased $26 million or 10% from prior year, driven by prior year losses on real estate investments held in the SLC Management surplus account.

Foreign exchange translation led to an increase of $4 million in underlying and reported net income, respectively.

Asset Management ended Q2'24 with $1,072 billion of AUM, consisting of $845 billion (US$618 billion) in MFS and $227 billion in SLC Management. Total Asset Management net outflows of $21.0 billion in Q2'24 reflected MFS net outflows of $20.2 billion (US$14.8 billion) and SLC Management net outflows of $0.7 billion.

MFS continues to be focused on meeting Client needs by providing a diverse range of investment products. MFS experienced solid fixed income investment performance, generating inflows of US$1 billion for this asset class during the quarter.

SLC Management announced the launch of the SLC Global Insurance Group, a dedicated team focused on servicing the complex needs of the world’s leading insurance companies with bespoke investment solutions. Our deep insurance heritage combined with our diverse suite of investment capabilities has allowed us to create a highly differentiated and tailored experience for Clients.

Further, during the second quarter, SLC Management launched the Scotia Private Real Estate Fund, distributed through our strategic partnership with Scotiabank. Leveraging BentallGreenOak's deep real estate investment capabilities, this new product will give investors an opportunity to enhance and diversify their portfolios by investing in private real estate assets that offer attractive, income-focused returns while hedging against inflation.

Canada: A leader in health, wealth, and insurance
Canada underlying net income of $402 million increased $30 million or 8% from prior year, reflecting:
•Wealth & asset management up $20 million: Higher fee-related earnings driven by higher AUM.
•Group - Health & Protection down $8 million: Business growth and higher investment contributions more than offset by less favourable morbidity experience reflecting claims volumes.
•Individual - Protection up $18 million: Business growth and favourable mortality experience driven by fewer large claims, and higher investment contributions.

Reported net income of $292 million increased $82 million or 39% from prior year, driven by market-related impacts and the increase in underlying net income. The market-related impacts were primarily from less unfavourable interest rates partially offset by equity market impacts.

Canada's sales(3):
•Wealth sales & asset management gross flows of $5 billion were up 72%, driven by higher defined benefit solution and defined contribution sales in Group Retirement Services ("GRS") and higher mutual fund sales in Individual Wealth. Higher defined benefit solution sales include a $1.2 billion transaction.
•Group - Health & Protection sales of $143 million were down 7%, reflecting lower large case sales.
•Individual - Protection sales of $167 million were up 8%, driven by SLFD(4) and third-party sales.

During the second quarter, we launched Sun Life Term Insurance for Diabetes, an industry-first insurance solution designed to empower Canadians living with diabetes to make health and financial decisions on their terms. We understand the daily, unique challenge of managing this condition, and created a comprehensive life insurance product that not only offers a higher chance of approval(5) and more affordable premiums, but also access to a customized care plan. Further, since 2012, we have committed more than $50 million to the fight against diabetes globally through strategic partnerships with organizations supporting the most vulnerable in our communities.

Additionally, in Sun Life Health, over two million Canadian residents have been approved for oral health care services under the Canadian Dental Care Plan ("CDCP"), which officially launched on May 1st. Over 11,700 oral health providers from across the country have signed up to participate in the plan, and more than 200,000 seniors have received care from participating oral health providers. Sun Life is proud to be the administrator of the CDCP, which helps make oral health care more affordable for up to nine million Canadian residents who do not currently have access to dental care.

(1)MFS Investment Management ("MFS").
(2)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the Q2'24 MD&A.
(3)Compared to the prior year.
(4)Sun Life Financial Distribution ("SLFD") is our proprietary career advisory network.
(5)Higher chance of approval compared to conventional life insurance.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Second Quarter 2024    3

U.S.: A leader in health and benefits
U.S. underlying net income of US$149 million decreased US$11 million or 7% ($204 million decreased $11 million or 5%) from prior year, driven by:
•Group - Health & Protection(1) down US$37 million: Lower Dental results primarily reflecting the impact of Medicaid redeterminations and related claims following the end of the Public Health Emergency, and unfavourable morbidity experience in medical stop-loss as utilization normalizes, partially offset by strong business growth in Group Benefits and improved claims experience in Employee Benefits.
•Individual - Protection(1) up US$26 million: Improved mortality experience.

Reported net income of US$91 million decreased US$42 million or 32% ($127 million decreased $48 million or 27%) from prior year, reflecting favourable ACMA(2) in the prior year, market-related impacts, and the decrease in underlying net income. The market-related impacts were primarily from real estate experience partially offset by interest rate impacts.

Foreign exchange translation led to an increase of $4 million in underlying net income and an increase of $3 million in reported net income.

U.S. group sales of US$243 million were down 24% ($332 million, down 22%), reflecting lower Medicare and Medicaid sales in Dental driven by large institutional sales in the prior year, partially offset by higher medical stop-loss sales.

As a leader in health and benefits, we continue to help our members access the health care and coverage they need while helping employers simplify benefits through digital capabilities and automation. In Employee Benefits, we expanded our partnership with Goodpath to offer disability members virtual whole-person care, which provides services for physical conditions and mental health, including unlimited therapy sessions. Members can now proactively support their mental and physical health, helping to reduce the need for absences or extended leave.

We also entered into a new technology partnership with UKG, a leading provider of human resources, payroll, and workforce management solutions. The partnership will enable Clients who use UKG to save hundreds of hours on absence management tasks by using application programming interfaces (“API”) that streamline the tracking of employee leave and absences, create real-time updates that save employers time and manual work, and provide consistent and confidential back-end system communication ensuring that leave information is automated and accurate.

Asia: A regional leader focused on fast-growing markets
Asia underlying net income of $179 million increased $29 million or 19% from prior year, driven by:
•Wealth & asset management up $5 million: Higher fee-related earnings driven by higher AUM.
•Individual - Protection up $32 million: Good sales momentum and in-force business growth, and contributions from joint ventures, partially offset by higher expenses primarily reflecting incentive compensation and volume growth.
•Regional office expenses & other $(8) million increased net loss reflecting higher incentive compensation and continued investments in the business across the region.

Reported net income of $151 million increased $29 million or 24% from prior year, driven by the increase in underlying net income and favourable ACMA impacts, partially offset by a Pillar Two global minimum tax adjustment(3) and market-related impacts. The market-related impacts were primarily from interest rates, partially offset by equity market impacts and real estate experience.

Foreign exchange translation led to an increase of $1 million in underlying net income and an increase of $3 million in reported net income.

Asia's sales(4):
•Individual sales of $586 million were up 30%, primarily driven by higher sales in Hong Kong reflecting expanded distribution capabilities, and India reflecting growth in the direct-to-consumer channel, partially offset by lower sales in China and Vietnam reflecting industry and market conditions.
•Wealth sales & asset management gross flows of $2 billion were up 24%, driven by higher mutual fund and fixed income fund sales in India, partially offset by lower money market fund sales in the Philippines.

New business CSM of $220 million in Q2'24 was up from $118 million in the prior year, primarily driven by sales in Hong Kong.

We are committed to expanding our product offerings to help Clients meet their evolving needs. In Hong Kong, we launched the SunWell Series(5), a new critical illness protection plan series offering comprehensive critical illness protection for different stages of life. It is the first product in the market(6) to waive waiting periods across diagnoses of major critical illnesses, simplify underwriting questions for Clients with a history of heart attack and stroke, and is also the first ESG investing-focused whole life critical illness protection plan in the market(6).

We are further enhancing capabilities to help advisors support Clients in achieving lifetime financial security. In the Philippines and Vietnam, we launched a new lead management system, which facilitates online leads to offline sales conversion, accelerating the sales process and helping our Clients with the right product which meets their financial needs. In Malaysia, we opened our first East Malaysian office in Kuching, providing advisors convenient access to the resources, tools and training necessary to address the protection needs of almost three million residents in the region.

(1)Effective Q1'24, reflects a refinement in the allocation methodology for expenses from Individual - Protection to Group - Health & Protection business types.
(2)Assumption changes and management actions ("ACMA").
(3)For additional information, refer to Note 9 of our Interim Consolidated Financial Statements for the period ended June 30, 2024 and section C - Profitability in the Q2'24 MD&A.
(4)Compared to the prior year.
(5)SunWell Advanced Care, SunWell Supreme Care and SunWell Essential Care.
(6)Based on a comparison with other critical illness protection plans for new Composite and Long-Term Businesses as identified in the Register of Authorized Insurers by Insurance Authority as of April 25, 2024.
4    Sun Life Financial Inc.     Second Quarter 2024        EARNINGS NEWS RELEASE

Corporate
Underlying net loss was $92 million compared to underlying net loss of $113 million in the prior year, driven by lower operating expenses and financing costs.

Reported net loss was $198 million compared to reported net loss of $95 million in the prior year, reflecting a restructuring charge of
$108 million, and a prior year gain on the sale of Sun Life UK(1), partially offset by the lower underlying net loss.

Supporting our continued commitment to sustainable investing, on May 15th, we completed our third sustainability bond offering, issuing $750 million. An amount equal to the net proceeds from the offering will be used to finance or refinance, in whole or in part, new and/or existing Eligible Assets as defined in our Sustainability Bond Framework dated April 2024.

(1)On April 3, 2023, we completed the sale of SLF of Canada UK Limited to Phoenix Group Holdings plc ("the sale of Sun Life UK"). Under the agreement, we will retain our economic interest in the payout annuities business through a reinsurance treaty, which, effective Q2'23 is recorded in In-force Management within the U.S. business group. For additional information, refer to Note 3 of our 2023 Annual Consolidated Financial Statements. Prior year results include a gain of $19 million from the sale of Sun Life UK in reported net income within the Corporate business group.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Second Quarter 2024    5

Earnings Conference Call
The Company's Q2'24 financial results will be reviewed at a conference call on Tuesday, August 13, 2024, at 10:00 a.m. ET. Visit www.sunlife.com/QuarterlyReports 10 minutes prior to the start of the event to access the call through either the webcast or conference call options. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, until the Q2'25 period end.

Media Relations Contact:	Investor Relations Contact:
Kim Race	David Garg
Director, Corporate Communications	Senior Vice-President, Capital Management and Investor Relations
Tel: 416-779-4574	Tel: 416-408-8649
kim.race@sunlife.com	david.garg@sunlife.com

6    Sun Life Financial Inc.     Second Quarter 2024        EARNINGS NEWS RELEASE

Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning non-IFRS financial measures and, if applicable, reconciliations to the closest IFRS measures are available in the Q2'24 MD&A under the heading N - Non-IFRS Financial Measures and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results and reports.

1. Underlying Net Income and Underlying EPS
Underlying net income is a non-IFRS financial measure that assists in understanding Sun Life's business performance by making certain adjustments to IFRS income. Underlying net income, along with common shareholders’ net income (Reported net income), is used as a basis for management planning, and is also a key measure in our employee incentive compensation programs. This measure reflects management's view of the underlying business performance of the company and long-term earnings potential. For example, due to the longer term nature of our individual protection businesses, market movements related to interest rates, equity markets and investment properties can have a significant impact on reported net income in the reporting period. However, these impacts are not necessarily realized, and may never be realized, if markets move in the opposite direction in subsequent periods or in the case of interest rates, the fixed income investment is held to maturity.

Underlying net income removes the impact of the following items from reported net income:
•Market-related impacts reflecting the after-tax difference in actual versus expected market movements;
•Assumptions changes and management actions;
•Other adjustments:
i)Management’s ownership of MFS shares;
ii)Acquisition, integration, and restructuring;
iii)Intangible asset amortization;
iv)Other items that are unusual or exceptional in nature.

For additional information about the adjustments removed from reported net income to arrive at underlying net income, refer to section N - Non-IFRS Financial Measures - 2 - Underlying Net Income and Underlying EPS in the Q2'24 MD&A.

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Second Quarter 2024    7

The following table sets out the post-tax amounts that were excluded from our underlying net income (loss) and underlying EPS and provides a reconciliation to our reported net income and EPS based on IFRS.

Reconciliations of Select Net Income Measures	Quarterly results		Year-to-date
($ millions, after-tax)	Q2'24	Q2'23	2024	2023
Underlying net income	1,000	920	1,875	1,815
Market-related impacts
Equity market impacts	(8)	(13)	4	—
Interest rate impacts(1)	(52)	(99)	(12)	(88)
Impacts of changes in the fair value of investment properties (real estate experience)	(93)	(108)	(215)	(196)
Add: Market-related impacts	(153)	(220)	(223)	(284)
Add: Assumption changes and management actions	16	7	9	2
Other adjustments
Management's ownership of MFS shares	—	(1)	(12)	16
Acquisition, integration and restructuring(2)(3)(4)(5)(6)	(164)	(20)	(142)	(24)
Intangible asset amortization	(38)	(26)	(74)	(59)
Other(7)(8)	(15)	—	31	—
Add: Total of other adjustments	(217)	(47)	(197)	(67)
Reported net income - Common shareholders	646	660	1,464	1,466
Underlying EPS (diluted) ($)	1.72	1.57	3.22	3.09
Add: Market-related impacts ($)	(0.26)	(0.38)	(0.39)	(0.48)
Assumption changes and management actions ($)	0.03	0.01	0.02	—
Management's ownership of MFS shares ($)	—	—	(0.02)	0.03
Acquisition, integration and restructuring ($)	(0.28)	(0.03)	(0.24)	(0.04)
Intangible asset amortization ($)	(0.07)	(0.05)	(0.13)	(0.11)
Other ($)	(0.03)	—	0.05	—
Reported EPS (diluted) ($)	1.11	1.12	2.51	2.49

(1)Our results are sensitive to long term interest rates given the nature of our business and to non-parallel yield curve movements (for example flattening, inversion, steepening, etc.).
(2)Amounts relate to acquisition costs for our SLC Management affiliates, BentallGreenOak, InfraRed Capital Partners, Crescent Capital Group LP and Advisors Asset Management, Inc, which include the unwinding of the discount for Other financial liabilities of $22 million in Q2'24 and $44 million for the first six months of 2024 (Q2'23 - $21 million; for the first six months of 2023 - $41 million).
(3)Includes integration costs associated with DentaQuest, acquired on June 1, 2022.
(4)Q2'24 includes a restructuring charge of $108 million in the Corporate business group.
(5)To meet regulatory obligations, in Q1'24, we sold 6.3% of our ownership interest in Aditya Birla Sun Life AMC Limited ("partial sale of ABSLAMC"), generating a gain of $84 million. As a result of the transaction, our ownership interest in ABSLAMC was reduced from 36.5% to 30.2% for gross proceeds of $136 million. Subsequently, in Q2'24, we sold an additional 0.2% of our ownership interest.
(6)Includes a $65 million gain on the sale of the sponsored markets business in Canada in Q1'23 and a $19 million gain on the sale of Sun Life UK in Q2'23.
(7)Includes a Pillar Two global minimum tax adjustment in Q2'24. For additional information, refer to Note 9 of our Interim Consolidated Financial Statements for the period ended June 30, 2024 and section C - Profitability in the Q2'24 MD&A.
(8)Includes the early termination of a distribution agreement in Asset Management in Q1'24.

The following table shows the pre-tax amount of underlying net income adjustments:

	Quarterly results		Year-to-date
($ millions)	Q2'24	Q2'23	2024	2023
Underlying net income (after-tax)	1,000	920	1,875	1,815
Underlying net income adjustments (pre-tax):
Add: Market-related impacts	(169)	(298)	(195)	(397)
Assumption changes and management actions ("ACMA")(1)	18	11	10	6
Other adjustments	(254)	(89)	(213)	(99)
Total underlying net income adjustments (pre-tax)	(405)	(376)	(398)	(490)
Add: Taxes related to underlying net income adjustments	51	116	(13)	141
Reported net income - Common shareholders (after-tax)	646	660	1,464	1,466

(1)In this document, the reported net income impact of ACMA excludes amounts attributable to participating policyholders and includes non-liability impacts. In contrast, the net income impacts of method and assumption changes in the Interim Consolidated Financial Statements for the period ended June 30, 2024 includes amounts attributable to participating policyholders and excludes non-liability impacts.

Taxes related to underlying net income adjustments may vary from the expected effective tax rate range reflecting the mix of business based on the Company's international operations and other tax-related adjustments.

8    Sun Life Financial Inc.     Second Quarter 2024        EARNINGS NEWS RELEASE

2. Additional Non-IFRS Financial Measures
Management also uses the following non-IFRS financial measures, and a full listing is available in section N - Non-IFRS Financial Measures in the Q2'24 MD&A.

Assets under management. AUM is a non-IFRS financial measure that indicates the size of our Company's assets across asset management, wealth, and insurance. There is no standardized financial measure under IFRS. In addition to the most directly comparable IFRS measures, which are the balance of General funds and Segregated funds on our Statements of Financial Position, AUM also includes Third-party AUM and Consolidation adjustments. "Consolidation adjustments" is presented separately as consolidation adjustments apply to all components of total AUM. For additional information about Third-party AUM, refer to sections D - Growth - 2 - Assets Under Management and N - Non-IFRS Financial Measures in the Q2'24 MD&A.

	Quarterly results
($ millions)	Q2'24	Q2'23
Assets under management
General fund assets	207,545	196,575
Segregated funds	136,971	123,366
Third-party AUM(1)	1,161,525	1,084,437
Consolidation adjustments(1)	(41,240)	(37,536)
Total assets under management	1,464,801	1,366,842

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in the Q2'24 MD&A.

Cash and other liquid assets. This measure is comprised of cash, cash equivalents, short-term investments, and publicly traded securities, net of loans related to acquisitions and short-term loans that are held at SLF Inc. (the ultimate parent company), and its wholly owned holding companies. This measure is a key consideration of available funds for capital re-deployment to support business growth.

($ millions)	As at June 30, 2024	As at December 31, 2023
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies):
Cash, cash equivalents & short-term securities	939	712
Debt securities(1)	1,127	1,228
Equity securities(2)	106	102
Sub-total	2,172	2,042
Less: Loans related to acquisitions and short-term loans(3) (held at SLF Inc. and its wholly owned holding companies)	(152)	(411)
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies)	2,020	1,631

(1)Includes publicly traded bonds.
(2)Includes ETF Investments.
(3)Includes drawdowns from credit facilities to manage timing of cash flows.

3. Reconciliations of Select Non-IFRS Financial Measures
Underlying Net Income to Reported Net Income Reconciliation - Pre-tax by Business Group

	Q2'24
($ millions)	Asset Management	Canada	U.S.	Asia	Corporate	Total
Underlying net income (loss)	307	402	204	179	(92)	1,000
Add: Market-related impacts (pre-tax)	(2)	(127)	(35)	(3)	(2)	(169)
ACMA (pre-tax)	—	8	—	10	—	18
Other adjustments (pre-tax)	(33)	(9)	(70)	(4)	(138)	(254)
Tax expense (benefit)	2	18	28	(31)	34	51
Reported net income (loss) - Common shareholders	274	292	127	151	(198)	646
	Q2'23
Underlying net income (loss)	296	372	215	150	(113)	920
Add: Market-related impacts (pre-tax)	(40)	(212)	(17)	(30)	1	(298)
ACMA (pre-tax)	—	(8)	29	(10)	—	11
Other adjustments (pre-tax)	(29)	(1)	(65)	(7)	13	(89)
Tax expense (benefit)	21	59	13	19	4	116
Reported net income (loss) - Common shareholders	248	210	175	122	(95)	660

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Second Quarter 2024    9

Forward-looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, plans, targets, goals and priorities; (ii) relating to our growth initiatives and other business objectives; (iii) relating to expectations of future share buybacks; (iv) relating to the actions reflected in the restructuring charge (including, improving productivity, driving earnings growth at the higher-end of our Medium-Term Financial Objectives, and expected annual savings resulting from such actions); (v) relating to the use of proceeds from our third sustainability bond offering; (vi) that are predictive in nature or that depend upon or refer to future events or conditions; and (vii) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in the Q2'24 MD&A under the headings C - Profitability - 5 - Income taxes, F - Financial Strength and I - Risk Management and in SLF Inc.’s 2023 AIF under the heading Risk Factors, and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedarplus.ca and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; fluctuations in foreign currency exchange rates; and inflation; insurance risks - related to mortality experience, morbidity experience and longevity; policyholder behaviour; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and geopolitical conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; shifts in investing trends and Client preference towards products that differ from our investment products and strategies; changes in the legal or regulatory environment, including capital requirements and tax laws; the environment, environmental laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - changes to accounting standards in the jurisdictions in which we operate; risks associated with our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgements used in calculating taxes.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2024, Sun Life had total assets under management of $1.46 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

10    Sun Life Financial Inc.     Second Quarter 2024        EARNINGS NEWS RELEASE